FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique

Québec, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐  Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INDEX

Documents Description

1.     Press Release dated November 7, 2007: Æterna Zentaris Reports Third Quarter 2007 Financial and Operating Results

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Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881

www.aeternazentaris.com

Press Release
For immediate release

Æterna Zentaris Reports Third Quarter 2007 Financial and Operating Results

All amounts are in U.S. dollars

Quebec City, Canada, November 7, 2007 – Æterna Zentaris Inc. (TSX: AEZ; NASDAQ: AEZS), a global biopharmaceutical company focused on endocrine therapy and oncology, today reported financial and operating results for the third quarter ended September 30, 2007.

“Over the past five months, the executive management team completed a thorough review of our extensive pipeline and business operations with the goal of identifying our critical success factors and placing the appropriate clarity and prioritization surrounding our key value drivers,” said David J. Mazzo, Ph.D., Æterna Zentaris’ President and Chief Executive Officer. “By preparing this strategic roadmap, we have clearly established a solid foundation for the basis of our strategy and have identified the strategic levers we believe will ensure long-term, sustained growth. Our experienced team is highly focused on execution and committed to realizing the true value of our Company.”

KEY DEVELOPMENTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2007

Change at the Board Level – The Board of Directors nominated Jürgen Ernst as Chairman of the Board of Directors and David J. Mazzo, Ph.D., the Company’s President and Chief Executive Officer (CEO), to its Board of Directors. Jürgen Ernst succeeds Eric Dupont, Ph.D., who founded the Company in 1991 and retired from the Board.

Appointment of Chief Medical Officer – The Company completed its executive management team with the appointment of Paul Blake, M.D., as Senior Vice President and Chief Medical Officer.

Management’s Strategic Review – Management completed a thorough review of its extensive pipeline and business operations.

RESULTS FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2007

At September 30, 2007, the Company had consolidated cash and short-term investments of $47.6 million compared to $61 million as of December 31, 2006.

Consolidated revenues for the three-month period ended September 30, 2007 were $11.6 million, an increase of 9.4% compared to $10.6 million for the same period in 2006. The increase in consolidated revenues is mainly attributed to higher license fees revenues, partly reduced by lower sales of Cetrotide®. The increase in license fees revenues is related to a milestone payment of $1.4 million received from our partner, Ardana Biosciences, Ltd., for the initiation of a Phase 3 study for the diagnosis of growth hormone disorders with our Growth Hormone Secretagogue, AEZS-130. The sales of Cetrotide® were lower for the three-month period ended September 30, 2007 compared to the same period in 2006, due to a significant first order of the product related to the launch in Japan in September 2006.

Consolidated R&D costs, net of tax credits and grants (R&D), were $10.1 million for the three-month period ended September 30, 2007 compared to $6.2 million for the same period in 2006. The increase in consolidated R&D expense is related to the additional expenses incurred for the ongoing Phase 3 program with cetrorelix in BPH, as well as further advancement of targeted, earlier clinical-stage development programs including AEZS-108.

Consolidated selling, general and administrative (SG&A) expenses were $6.1 million for the three-month period ended September 30, 2007 compared to $4.5 million for the same period in 2006. The increase in consolidated SG&A is related to the restructuring of the management team and the Board as well as the opening of a new office in Warren, New Jersey.

Consolidated loss from operations increased to $9.6 million for the three-month period ended September 30, 2007 compared to $5.8 million for the same period in 2006. The increase in consolidated loss from operations is attributable to increased R&D and SG&A expenses, partly offset by increased revenues.

Consolidated net loss from continuing operations for the three-month period ended September 30, 2007 was $8.7 million compared to $4.7 million for the same period in 2006. This increase in consolidated net loss from continuing operations is attributable to a combination of higher R&D, SG&A expenses and other expenses recorded during the three-month period ended September 30, 2007.

Consolidated net earnings from discontinued operations for the three-month period ended September 30, 2006 were $3.1 million and were completely attributable to the Company’s former subsidiary Atrium Innovations which operations were excluded from consolidation effective on October 18, 2006.

Consolidated net loss for the three-month period ended September 30, 2007 was $8.7 million or $0.16 per basic and diluted share, compared to $1.6 million or $0.03 per basic and diluted share for the same period in 2006. The consolidated net loss increase for the three-month period ended September 30, 2007 is attributable to an increased net loss from continuing operations combined with the completion of the distribution of Atrium to Æterna Zentaris shareholders on January 2, 2007.

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RESULTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007

Consolidated revenues for the nine-month period ended September 30, 2007 were $33.8 million compared to $28.8 million for the same period in 2006. The increase in consolidated revenues is mainly attributed to increased sales of Cetrotide®, due to the launch in Japan in September 2006, growth of Impavido®, as well as additional license fees revenues.

Consolidated R&D costs, net of tax credits and grants, for the nine-month period ended September 30, 2007 were $26.3 million, compared to $20.2 million for the same period in 2006. The increase in consolidated R&D expense is related to the additional expenses incurred for the initiation in 2007 of our ongoing Phase 3 program with cetrorelix in BPH, as well as further advancement of targeted, earlier clinical-stage development programs including AEZS-108.

Consolidated SG&A expenses for the nine-month period ended September 30, 2007, were $15.8 million compared to $12.9 million for the same period in 2006. The increase in consolidated SG&A expenses is due to additional expenses related to the restructuring of the management team and the Board, as well as the opening of a new office in Warren, New Jersey.

Consolidated loss from operations for the nine-month period ended September 30, 2007 was $23 million compared to $17.3 million for the same period in 2006. The increase in consolidated loss from operations is attributable to increased R&D and SG&A expenses, partly offset by increased revenues.

Consolidated net loss from continuing operations for the nine-month period ended September 30, 2007 was $18.7 million compared to $15 million for the same period in 2006. This is attributable to higher R&D and SG&A expenses, partly offset by increased revenues from Cetrotide® and Impavido®, lower other expenses and higher income tax recovery.

Consolidated net earnings from discontinued operations for the nine-month period ended September 30, 2006 were $9.3 million and were completely attributable to the Company’s former subsidiary, Atrium Innovations, which operations were excluded from consolidation effective on October 18, 2006.

Consolidated net loss for the nine-month period ended September 30, 2007, was $18.7 million or $0.35 per basic and diluted share, compared to $5.7 million or $0.11 per basic and diluted share for the same period in 2006. This increase in consolidated net loss is attributable to an increased net loss from continuing operations combined with the completion of the distribution of Atrium to Æterna Zentaris shareholders on January 2, 2007.

CONFERENCE CALL

Management will be hosting a conference call for the investment community beginning at 10:00 a.m. Eastern Time today, Wednesday, November 7, 2007, to discuss results for the three-month period ended September 30, 2007.

To participate in the live conference call by telephone, please dial 416-644-3425, 514-807-8791 or 800-595-8550. Individuals interested in listening to the conference call on the Internet may do so by visiting www.aeternazentaris.com. A replay will be available on the Company’s Web site for 30 days.

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About Æterna Zentaris Inc.

Æterna Zentaris Inc. is global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aeternazentaris.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.

Contacts

Jenene Thomas

Senior Director, Investor Relations & Corporate Communications

(908) 938-1475

jenene.thomas@aeternazentaris.com

Paul Burroughs

Media Relations

Off.: (418) 652-8525 ext. 406

Cell.: (418) 575-8982

paul.burroughs@aeternazentaris.com

Attachment: Financial summary

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(In thousands of US dollars, except share

and per share data)

	Three months ended September 30,		Nine months ended September 30,
CONSOLIDATED RESULTS	2007	2006	2007	2006
Unaudited	$	$	$	$
Revenues

Sales and royalties	7,919	8,419	24,333	20,222
License fees	3,674	2,211	9,438	8,539
	11,593	10,630	33,771	28,761

Operating expenses
Cost of sales	3,433	3,992	10,092	8,038
Research and development (R&D) costs, net of tax credits and grants	10,096	6,181	26,295	20,247
Selling, general and administrative (SG&A)	6,055	4,540	15,823	12,900
Depreciation and amortization (D&A)	1,596	1,673	4,551	4,889
	21,180	16,386	56,761	46,074

Loss from operations	(9,587)	(5,756)	(22,990)	(17,313)

Other revenues (expenses)	(187)	184	(16)	(653)
Income tax recovery	1,070	903	4,346	2,966

Net loss from continuing operations	(8,704)	(4,669)	(18,660)	(15,000)
Net earnings from discontinued operations	—	3,100	—	9,289
Net loss for the period	(8,704)	(1,569)	(18,660)	(5,711)

Net loss per share from continuing operations

Basic and diluted	(0.16)	(0.09)	(0.35)	(0.29)

Net loss per share

Basic and diluted	(0.16)	(0.03)	(0.35)	(0.11)
Weighted average number of shares Basic and diluted	53,184,803	52,692,065	53,181,248	51,900,754

(In thousands of US dollars)

	September 30,	December 31,
CONSOLIDATED BALANCE SHEETS	2007	2006
Unaudited	$	$
Cash and short-term investments	47,646	61,019
Other current assets	19,366	40,704
	67,012	101,723
Long-term assets	66,611	121,768
Total assets	133,623	223,491

Current liabilities	18,640	16,310
Deferred revenues	4,476	8,468
Long-term debt	—	704
Other long-term liabilities	9,825	19,130
	32,941	44,612
Shareholders’ equity	100,682	178,879
Total liabilities and shareholders’ equity	133,623	223,491

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.

Date: November 7, 2007	By:	/s/Mario Paradis
Mario Paradis
Senior Vice President, Administrative and
Legal Affairs and Corporate Secretary